FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, December 7, 2012

Ger. Gen. No. 172 / 2012

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you of the following significant event.  As of today, the Company has received from the controller shareholder, Endesa, S.A., a communication, relating to the aforementioned capital increase, which is enclosed to this letter.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

cc.:       Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago - Bondholders Representative

             Depósito Central de Valores (Central Securities Depository)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

Dirección General de Comunicación

            press release

ENDESA SPAIN PRESS RELEASE

Santiago, December 7, 2012.  Endesa, S.A. (“Endesa Spain”) informs the market and the general public that it has presented to the AFPs (Chilean Pension Fund) a proposal for the terms and conditions of the capital increase to be voted on at the Extraordinary Shareholders’ Meeting (“ESM”) to be held on  December 20.  Endesa Spain believes that this information is of the interest to all parties.  Our proposal has been considered beneficial for all Enersis’ shareholders by AFP Capital, AFP Cuprum, AFP Habitat, AFP Planvital and AFP Provida, and the shareholders should make a decision on this proposal at the ESM.  The main aspects of this proposal are as follows:

•        The capital increase would be for a total of 16,441,606,297 Enersis common shares, at a price of Ch$173 per share.  This is the equivalent of US$ 5,963 million, at yesterday’s closing exchange rate of Ch$477 per US$.

•        Endesa Spain would contribute to Enersis 100% of the electricity-related assets belonging to Endesa Latinoamérica, to be held by its subsidiary Cono Sur, in exchange for a total of 9,967,630,058 shares of Enersis.  This is equivalent to a valuation for Cono Sur of US$3,615 million, using the same closing exchange rate.

•        Other Enersis shareholders would be able to subscribe for a total of 6,473,976,239 Enersis shares, equivalent to a total of US$2,348 million, using the same exchange rate.

In addition, the proposal includes the following points:

•        Enersis would become the only investment vehicle for Enel S.p.A./Endesa Spain in Latin America for businesses relating to the generation, distribution and sale of electric energy, with the exception of the businesses presently being developed by Enel Green Power S.p.A or those that this company might undertake in the future in the field of renewable energy, as already announced in a letter sent to Enersis.  Just as other declarations made by Endesa Spain have been ratified over the last few weeks and communicated to the public, this commitment will be ratified through a declaration to be made by a representative of Enel/Endesa at the ESM.

•        The capital increase would be made in the same series of common shares as the one prevailing today.

Endesa Spain reiterates that from the moment that the proposed operation was made known, our intention has always been to seek the benefit of Enersis and of all its shareholders, and to propose an operation with the agreement of most of the involved parties.  This capital increase, if approved, will consolidate Enersis as the principal private electricity company in Latin America and the only regional operator with a presence in the principal markets.

Endesa Spain recognizes that the contributions of all the parties have allowed the formulation of a proposal that ensures that the effects of the capital increase, once it has taken place, will be beneficial for Enersis and for all its shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: December 10, 2012